Exhibit 24(a)2

Andrew W. Evans Chief Financial Officer	30 Ivan Allen Jr. Boulevard NW Atlanta, GA 30308 404 506 5000 tel southerncompany.com

July 23, 2018

Myra C. Bierria and Melissa K. Caen

Ms. Bierria and Ms. Caen:

As an officer of The Southern Company, I hereby make, constitute, and appoint you my true and lawful Attorney in my name, place, and stead, to sign and cause to be filed with the Securities and Exchange Commission (1) the Company's Quarterly Reports on Form 10-Q during 2018 and (2) any necessary or appropriate amendment or amendments to any such reports or to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, each such report or amendments to such reports to be accompanied in each case by any necessary or appropriate exhibits or schedules thereto.

Yours very truly,

/s/Andrew W. Evans

Andrew W. Evans
Executive Vice President and
Chief Financial Officer